Mail Stop 6010   April 4, 2007

Mr. Frank Rizzo
President
XenaCare Holdings, Inc.
3275 W. Hillsboro Boulevard, Suite 300
Deerfield Beach, Florida 33442

      Re: XenaCare Holdings, Inc.
              Registration Statement on Form SB-2
              Amendment no. 2 filed March 23, 2007
              File No. 333-139595

Dear Mr. Rizzo:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

Explanatory Note

  1. We note your response to comment 1 and the changes you have made to refer to a subsequent offering. Please confirm that prior to the beginning of the secondary offering a post-effective amendment will be filed that will include a discussion of the results of the primary offering and clearly indicate whether the offering is a secondary offering of securities.

<u>Selling shareholders, page 27</u>

2. We note the discussion in the second paragraph on page 27. Since the primary offering will be completed before beginning the secondary offering, please clarify that the document will be updated to reflect the results of the primary offering.

<u>Consolidated Statements of Changes in Shareholders' Equity, page F-5</u>

3. We acknowledge your response to comment 15 and reissue our comment in part. Please revise your statement of changes in shareholders' equity for the year ended December 31, 2006 to appropriately reflect your issuance of the 250,000 shares (par value $0.001) at $2.00 per share. It appears you have ascribed $250,000 to "common stock- amount" and nothing to additional paid-in capital.

<u>Notes to Consolidated Financial Statements (Unaudited), page F-7</u>

<u>Note 1.- Organization and Nature of Business, page F-7</u>

4. We acknowledge your response to comment 13 and reissue our comment, as your response did not fully clarify how you accounted for the XenaCare LLC transaction and why you present the financial statement information of XenaCare LLC for the periods preceding the incorporation of XenaCare Holdings, Inc. Please address the points that follow.

- Tell us how you determined that the transaction occurred between entities under common control, addressing the relevant factors that you considered pursuant to paragraph 3 of EITF No. 02-5. It is unclear based on the supplemental ownership table that you provided whether one of the founders of XenaCare Holdings, Inc. held an interest in XenaCare LLC prior to the transaction and, if so, what percentage that founder may have controlled. As a result, we cannot ascertain how you concluded this is a "common control" exchange transaction and how you then applied the related accounting treatment to the financial statements.

- You assert in Notes 1 and 9 that you accounted for this transaction as a business combination under SFAS No. 141 and that you applied purchase accounting, which conflicts with your assertion that you accounted for the transaction as entities under common control. If you determine that no change in control actually occurred, it does not appear that the transaction should be accounted for as entities under common control. If you believe that purchase accounting is appropriate, please provide us further information that clarifies how you determined that XenaCare LLC is the "accounting acquirer" in this transaction. Please address paragraphs 15-17 of SFAS No. 141. If purchase accounting is appropriate, it does not appear that XenaCare LLC could be the "accounting acquirer" based on the supplemental ownership information that you have provided. Please revise your financial statements to reflect those of XenaCare Holdings, Inc. from the company's inception, inclusive of the financial statements of XenaCare LLC only from the date of acquisition, which would eliminate the predecessor financial statement information.

* * *

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Bruckner at (202) 551-3657 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3795 with any other questions.

          Sincerely,

          Jeffrey Riedler
          Assistant Director

cc: Brian A. Pearlman, Esq.
       Arnstein & Lehr LLP
       200 East Las Olas Boulevard, Suite 1700
       Fort Lauderdale, Florida 33301